UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934

             Triad Systems Corporation (TRSC)

                    (Name of Issuer)

         Common Stock, par value $.001 per share

           (Title of Class of Securities)

                CUSIP No. 895818201
                    (CUSIP Number)

                       Thomas F. Steyer
         Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      February 26, 1997


(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


PAGE

                       SCHEDULE 13D

CUSIP NO. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Triad
Systems Corporation (the "Company"). The Company's prin-cipal offices are located at 3055 Triad Drive, Livermore, California 94550.

Item 2.  Identity and Background

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with respect
to the Shares held by it, (v) Tinicum Partners, L.P., a
New York limited partnership ("Tinicum", collectively
with FCP, FCIP, FCIP II, and FCIP III the "Partner-
ships"), with respect to the Shares held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts");  (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (v) above; (viii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin
("Mellin"), Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with
respect to the Shares held by each of the entities named
in (i) through (vi) above; (ix) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of
the entities named in (i) through

(v) above.  (FCP, FCIP, FCIP II, FCIP III, Tinicum,
FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting
Persons".)

     The name, address, principal business, state of incorporation, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The Shares reported hereby for FCP,
FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer could have been deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, could have been deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts. FCMLLC could have been deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as general partner (the "General

PAGE

Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceed ing, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     The net investment cost (including commissions) is $0 for the 0 Shares held by FCP, $0 for the 0 Shares held by FCIP, $0 for the 0 Shares held by FCIP II, $0 for the 0 Shares held by FCIP III, $0 for the 0
Shares held by Tinicum and $0 for the 0 Shares held by the Managed Accounts.

Item 4.  Purpose of the Transaction.

      The purpose of the acquisition of the Shares was for investment, and the purchases of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

PAGE

The Reporting Persons may, at any item and from time to time, review or reconsider their position and formu-late plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     A.     Farallon Capital Partners, L.P.

            (a),(b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page herein for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 17,835,409 Shares outstanding as of November 29, 1996 as reported by the Company in its Form 10K for the year ended September 30, 1996.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     The date on which FCP ceased to be
a 5% holder is February 27, 1997.

      B.    Farallon Capital Institutional Partners, L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCIP is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     The date on which FCIP ceased to be
a 5% holder is February 27, 1997.

      C.   Farallon Capital Institutional Partners II,
L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCIP
II is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin, Millham and Moore are managing members of FPLLC.

            (e)        The date on which FCIP II ceased
to be a 5% holder is February 27, 1997.

      D.   Farallon Capital Institutional Partners III,
L.P.

            (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCIP
III is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares.
Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

PAGE

            (e)     The date on which FCIP III ceased to
be a 5% holder is February 27, 1997.

      E.    Tinicum Partners, L.P.

            (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page herein for Tinicum is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule G hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin, Millham and Moore are managing members of FPLLC.

            (e)     The date on which Tinicum ceased to
be a 5% holder is February 27, 1997.

      F.    Farallon Capital Management, L.L.C.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCMLLC is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts.
Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Millham,
Mellin, and Moore are managing members of FCMLLC.

            (e)     The date on which FCMLLC ceased to be
a 5% holder is February 27, 1997.

      G.    Farallon Partners, L.L.C.

PAGE

            (a),(b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page herein for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     The date on which FPLLC ceased to be
a 5% holder is February 27, 1997.

     H.     Enrique H. Boilini

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Boilini is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Boilini ceased to
be a 5% holder is February 27, 1997.

     I.     David I. Cohen

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

PAGE

            (e)     The date on which Cohen ceased to be
a 5% holder is February 27, 1997.

     J.     Joseph F. Downes

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Downes ceased to be
a 5% holder is February 27, 1997.

      K.     Fleur E. Fairman

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. Fairman is a managing member of FPLLC.

            (e)     The date on which Fairman ceased to
be a 5% holder is February 27, 1997.

     L.     Jason M. Fish

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Fish is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the

PAGE
power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Fish ceased to be
a 5% holder is February 27, 1997.

     M.     Andrew B. Fremder

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Fremder is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Fremder ceased to
be a 5% holder is February 27, 1997.

      N.    William F. Mellin

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Mellin ceased to be
a 5% holder is February 27, 1997.

     O.     Stephen L. Millham

PAGE

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Millham ceased to
be a 5% holder is February 27, 1997.

     P.     Meridee A. Moore

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Moore is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

            (e)     The date on which Moore ceased to be
a 5% holder is February 27, 1997.

     Q.     Thomas F. Steyer

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-
ing the disposition of the proceeds from the sale of the
Shares.   FCMLLC, as an investment adviser, has the power
to direct the disposition of the proceeds of the sale of the

PAGE

Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     The date on which Steyer ceased to be
a 5% holder is February 27, 1997.

     The Shares reported hereby for FCP, FCIP, FCIP II,
FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer could have been deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, could have been deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts. FCMLLC could have been deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securi-ties of the Company, including but not limited to transfer or voting of any security of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P., and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC, is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
             managed accounts
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Se-
             nior Managing Member; David I. Cohen,
             Joseph H. Downes, Jason M. Fish, Andrew
             B. Fremder, William F. Mellin, Stephen L.
             Millham and Meridee A. Moore, Managing
             Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Serves as general partner to investment
             partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer,
             Senior Managing Member; Enrique H. Boilini,
             David I. Cohen, Joseph H. Downes, Fleur E.
             Fairman, Jason M. Fish, Andrew B. Fremder,
             William F. Mellin, Stephen L. Millham and
             Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
      (b)    c/o Farallon Capital Management, L.L.C.
                 75 Holly Hill Lane
                 Greenwich, CT 06830
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    South African Citizen

5.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York  10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

7.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

10.    (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen
PAGE

11.   (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
     (d)     United States Citizen

12.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Part-
             ners, L.L.C.; Senior Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    United States Citizen

PAGE

                                              EXHIBIT  1
                                                  TO
                                             SCHEDULE 13D

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  March 10, 1997

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of Enrique H. Boilini, David
                    I. Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, and Meridee A. Moore.

                        SCHEDULE A


               FARALLON CAPITAL PARTNERS, L.P.



                       NO. OF SHARES            PRICE
      TRADE DATE         PURCHASED (P)         PER SHARE
                        OR SOLD (S)       (including
                                           commission)

      01/07/97            15,400(S)         $9.50

      01/27/97            22,000(P)         $9.38

      01/31/97             3,100(P)         $9.38

      02/19/97            82,500(P)         $9.90

      02/19/97            16,500(P)         $9.84

      02/19/97             6,600(P)         $9.90

      02/20/97             2,000(P)         $9.84

      02/20/97             6,600(P)         $9.88

      02/26/97           192,000(P)         $9.93

      02/27/97           470,000(S)         $9.25<1>







<1>FCP sold all of its shares of Common Stock to CCI
Acquisition Corp. and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.

PAGE

                        SCHEDULE B


           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                       NO. OF SHARES
                       PURCHASES (P)           PRICE
      TRADE DATE        OR SOLD (S)          PER SHARE
                                            (including
                                             commission)

      01/07/97           15,700(S)              $9.50

      01/27/97            8,000(P)              $9.38

      01/31/97            1,600(P)              $9.38

      02/19/97           70,000(P)              $9.90

      02/19/97           14,000(P)              $9.84

      02/19/97            5,600(P)              $9.88

      02/20/97            1,600(P)              $9.84

      02/20/97            5,600(P)              $9.88

      02/26/97          168,000(P)              $9.93

      02/27/97          414,656(S)              $9.25<2>


<2>FCIP sold all of its shares of Common Stock to CCI
Acquisition Corp. and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.


PAGE

                        SCHEDULE C


         FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.



                       NO. OF SHARES          PRICE
      TRADE DATE       PURCHASED (P)         PER SHARE
                        OR SOLD (S)          (including
                                             commission)

      01/07/97              3,100(S)          $9.50

      01/27/97              6,000(P)          $9.38

      01/31/97                800(P)          $9.38

      02/19/97             20,000(P)          $9.90

      02/19/97              4,000(P)          $9.84

      02/19/97              1,600(P)          $9.88

      02/20/97              1,600(P)          $9.88

      02/26/97             48,000(P)          $9.93

      02/27/97            110,200(S)          $9.25<3>


<3>FCIP II sold all of its shares of Common Stock to CCI
Acquisition Corp. and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.

                        SCHEDULE D


        FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                      NO. OF SHARES
                      PURCHASED (P)           PRICE
      TRADE DATE        OR SOLD(S)          PER SHARE
                                              (including
                                              commission)

      01/07/97              1,400(S)           $9.50

      01/27/97              2,500(P)           $9.38

      01/31/97                400(P)           $9.38

      02/19/87              5,000(P)           $9.90

      02/19/97              1,000(P)           $9.84

      02/19/97                400(P)           $9.88

      02/20/97                400(P)           $9.88

      02/26/97              12,000(P)          $9.93

      02/27/97              34,344(S)          $9.25<4>


<4>FCIP III sold all of its shares of Common Stock to CCI
Acquisition Corp. and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.

                        SCHEDULE E


                   TINICUM PARTNERS, L.P.


                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED (P)      PER SHARE
                         OR SOLD (S)        (including
                                            commission)


      01/07/97              2,700(S)          $9.50

      01/27/97              1,000(P)          $9.38

      01/31/97                300             $9.38

      02/19/97             12,500(P)          $9.90

      02/19/97              2,500(P)          $9.84

      02/19/97              1,000(P)          $9.88

      02/20/97              1,000(P)          $9.88

      02/26/97             24,000(P)          $9.93

      02/27/97             66,700(S)          $9.25<5>


<5>Tinicum sold all of its shares of Common Stock to CCI
Acquisition Corp. and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.


PAGE

                        SCHEDULE F

               FARALLON CAPITAL MANAGEMENT, L.L.C.

                       NO. OF SHARES          PRICE
      TRADE DATE        PURCHASED (P)         PER SHARE
                         OR SOLD (S)         (including
                                             commission)

      01/07/97              9,100(S)          $9.50
      01/27/97              8,000(P)          $9.38
      01/31/97                900(P)          $9.38
      02/19/97             45,000(P)          $9.90
      02/19/97              9,000(P)          $9.90
      02/19/97              3,600(P)          $9.90
      02/20/97              3,600(P)          $9.88
      02/26/97            108,000(P)          $9.93
      02/27/97            260,100(S)          $9.25<6>
      01/07/97                500(S)          $9.50
      01/27/97                500(P)          $9.38
      01/31/97                100(P)          $9.38
      02/19/97              2,500(P)          $9.84
      02/19/97                500(P)          $9.84
      02/19/97                200(P)          $9.84
      02/20/97                200(P)          $9.88
      02/26/97              6,000(P)          $9.93
      02/27/97             14,500(S)          $9.25<7>
      01/07/97              2,100(S)          $9.50
      01/27/97              2,000(P)          $9.38
      01/31/97                300(P)          $9.38
      02/19/97             12,500(P)          $9.88
      02/19/97              2,500(P)          $9.88
      02/19/97              1,000(P)          $9.88
      02/20/97              1,000(P)          $9.88
      02/26/97             42,000(P)          $9.93
      02/27/97             80,400(S)          $9.25<8>

<6>The discretionary account managed by FCMLLC sold all
of its shares of Common Stock to CCI Acquisition Corp.
and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.

<7>The discretionary account managed by FCMLLC sold all
of its shares of Common Stock to CCI Acquisition Corp.
and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.

<8>The discretionary account managed by FCMLLC sold all
of its shares of Common Stock to CCI Acquisition Corp.
and Cooperative Computing, Inc. in a tender offer for the Common Stock which closed on February 27, 1997.